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ISIN NO. LU012170629-4                  13G/A                  PAGE 1 OF 5 PAGES


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

   Information to be included in Statements filed pursuant to Rules 13d-1(b),
        (c), and (d) and Amendments thereto filed pursuant to Rule 13d-2

                              (Amendment No. 1)(1)

                           GEMPLUS INTERNATIONAL S.A.
                                (Name of Issuer)

                          Ordinary Shares, no par value
                         (Title of Class of Securities)

                                  LU012170629-4
                                  (ISIN Number)

                                  June 2, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 Pages
                                No Exhibit Index

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ISIN NO. LU012170629-4                  13G/A                  PAGE 2 OF 5 PAGES


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Acton 1. Beteiligungs GmbH, Bad Homburg
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Germany
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0
 NUMBER OF     -----------------------------------------------------------------
   SHARES      6    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          0
    EACH       -----------------------------------------------------------------
 REPORTING     7    SOLE DISPOSITIVE POWER
   PERSON
    WITH            0
               -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                           [ ]

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

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ISIN NO. LU012170629-4                  13G/A                  PAGE 3 OF 5 PAGES


ITEM 1.

(a)  Name of Issuer:                                  Gemplus International S.A.

(b)  Address of Issuer's Principal Executive Offices: Aerogolf Center
                                                      1 Hohenhof
                                                      L-2633 Senningerberg
                                                      Grand Duchy of Luxembourg

ITEM 2.

(a) - (c) Name, Principal Business Address and Citizenship of Person Filing:

     Acton 1. Beteiligungs GmbH, Bad Homburg
     c/o Gunther-Quandt-Haus
     Seedammweg 55
     61352 Bad Homburg
     Germany
     Citizenship: Germany

(d)  Title of Class of Securities: Ordinary Shares, no par value.

(e)  ISIN Number: LU012170629-4

     The ordinary shares also are sold in the form of American Depositary Shares ("ADSs"). Each ADS represents two ordinary shares. The ADSs are evidenced by American Depositary Receipts, which are traded on the Nasdaq Global Select Market of the Nasdaq Stock Market, Inc. and have CUSIP Number 36866Y102.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
     (C), CHECK WHETHER THE PERSON FILING IS A:

(a) - (j) Not Applicable.

ITEM 4. OWNERSHIP.

(a)  Amount beneficially owned: 0

     Johanna Quandt is the sole shareholder and managing director of Acton 1. Beteiligungs GmbH, Bad Homburg. As of June 2, 2006, Mrs. Quandt does not directly own any of the Issuer's ordinary shares, no par value, and does not hold voting or dispositive power over any shares.

(b)  Percent of class: 0%

(c)  Number of shares as to which such person has:

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ISIN NO. LU012170629-4                  13G/A                  PAGE 4 OF 5 PAGES


     (i)  Sole power to vote or to direct the vote: 0

     (ii) Shared power to vote or to direct the vote: 0

     (iii) Sole power to dispose or to direct the disposition of: 0

     (iv) Shared power to dispose or direct the disposition of: 0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. [X]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

     Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

     Not Applicable.

ITEM 10. CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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ISIN NO. LU012170629-4                  13G/A                  PAGE 5 OF 5 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        January 15, 2007
                                        Date

                                        Acton 1. Beteiligungs GmbH, Bad Homburg


                                        By: /s/ Johanna Quandt
                                            ------------------------------------
                                        Name: Johanna Quandt
                                        Title: Managing Director